

September 12, 2013

<u>Via E-mail</u>
Mr. Frank Guidone
Chief Executive Officer
Measurement Specialties, Inc.
1000 Lucas Way
Hampton, VA 23666

      **Re: Measurement Specialties, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2013
           Filed June 5, 2013
           Form 8-K Dated June 5, 2013
           Filed June 5, 2013
           File No.: 001-11906**

Dear Mr. Guidone:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Year Ended March 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis, page 26</u>

1.   We note from your press release dated April 17, 2013 concerning the acquisition of Spectrum Sensors and Controls from API Technologies that you plan to transfer production for certain thermal and position products from an API-shared facility in Juarez, Mexico to two facilities in China within nine months of closing. We further note the remarks of your chief executive officer during the conference call held on June 6, 2013 indicating that you may be subject to a penalty if the nine-month target for moving the production is not met. With a view toward disclosure, please describe the terms of your agreement relating to this transfer of production, and quantify the penalty to which

you may be subject. Please also provide us with the omitted exhibits to the agreement
with API that was filed with your Form 8-K pursuant to Item 2.01 on April 17, 2013.

Item 1.Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 3. Inventories, page F-14

2.   We see this Note discloses you have inventory reserve balances. Please confirm and
        revise future filings to disclose, if true, that your inventory policies comply with FASB
        ASC paragraph 330-10-35-14.

Note 10. Income Taxes, page F-25

3.   We are unable to readily agree the gross current and long-term net deferred tax assets and
        liabilities in your balance sheets at pages F-3 and F-4 to the equivalent amounts in this
        Note. Please provide us with a reconciliation of the gross current and long-term deferred
        tax asset and liability amounts at each balance sheet date to the amounts in this Note.
        Revise the Note in future filings to provide enough information for a user of your
        financial statements to easily cross-reference tax assets and liabilities presented in your
        balance sheet to the equivalent amounts in the notes to your financial statements.

4.   We note from page F-26 that you consider undistributed earnings of most of your
        subsidiaries to be indefinitely reinvested and that you are unable to estimate the amount
        of any additional taxes which may be payable on the undistributed earnings. Please tell
        us and revise future filings to disclose the amount of undistributed earnings related to
        your foreign subsidiaries that you have earned as of March 31, 2013 that you consider to
        be indefinitely reinvested. Refer to the guidance in FASB ASC paragraph 740-30.

5.   We note that your March 31, 2013 balance sheet presents cash and cash equivalents of
        $36 million. We also note disclosure at page 48 of the amount of your March 31, 2013
        cash balances held in China and Europe. Please revise your liquidity discussion in
        Management's Discussion and Analysis in future filings, to the extent that you believe
        material, to disclose the amount of cash and cash equivalents as well as liquid
        investments held by any other foreign subsidiaries, including material cash amounts held
        in specific European countries, at March 31, 2013 and quantify the amount that would not
        be available for use in the United States without incurring U.S taxes. Please further
        provide a discussion of any known trends, demands or uncertainties as a result of your
        policies of permanently reinvesting earnings outside the United States that are reasonably
        likely to have a material effect on the business as a whole or that may be relevant to your
        financial flexibility. Refer to Item 303(a)(1) of Regulation S-K.

Item 11. Executive Compensation, page 55

6.   We note the disclosure on page 50 of your proxy statement, which you have incorporated
        by reference to your Form 10-K, under the heading "Long-Term Incentive
        Compensation" that the compensation committee considered various factors in
        determining the size of each restricted stock unit grant awarded to each named executive
        officer. In your response and in future filings, please analyze how these factors impacted
        the committee's specific compensation decisions with respect to each named executive
        officer. Refer to Regulation S-K Item 402(b)(2)(vii). In this regard, we note that the RSU
        awards granted to each named executive officer in fiscal 2013 increased significantly
        from the award granted in fiscal 2012 and in each case represented a multiple of the RSU
        grant from the prior year. Your proposed disclosure should clearly explain the reasons for
        these changes.

Form 8-K Dated June 5, 2013

7.   We note that you present forward looking non-GAAP financial measures such as
        Adjusted EBITDA margin for fiscal 2014. Please revise future filings to include, to the
        extent available without unreasonable efforts, the reconciliations required by
        Item 100(a)(2) of Regulation G.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, Staff Attorney, at (202) 551-3625, or Tim Buchmiller, Reviewing Attorney, at (202) 551- 3635 if you have questions on any other comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief